Amendment No. 1 to Participation Agreement

This Amendment to the Participation Agreement (“Agreement”) by and among Annuity Investors Life Insurance Company (“Company”), on behalf of itself and certain of its separate accounts, AllianceBernstein L.P. (“Adviser”), the investment adviser of the AllianceBernstein Variable Insurance Products Fund, Inc. (“Fund”), and AllianceBernstein Investments, Inc. (“Distributor”) is made and entered into effective as of May 1, 2015. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Agreement.

WHEREAS, the parties agree to distribute the prospectuses of the Portfolios of the Fund pursuant to Rule 498 of the Securities Act of 1933 (“Rule 498”); and

WHEREAS, the parties desire to set out the roles and responsibilities for complying with Rule 498 and other applicable laws;

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Agreement is hereby amended as follows:

1.	For purposes of this Amendment, the terms Summary Prospectus and Statutory Prospectus shall have the same meaning as set forth in Rule 498.

2.	The Fund shall provide the Company with copies of the Summary Prospectuses and any Supplements thereto in the same manner and at the same times as the Participation Agreement requires that the Fund provide the Company with Statutory Prospectuses.

3.	The Fund and/or the Adviser/Distributor shall be responsible for compliance with Rule 498(e).

4.	The Fund and the Adviser each represents and warrants that the Summary Prospectuses and the hosting of such Summary Prospectuses will comply with the requirements of Rule 498 applicable to the Fund and its Portfolios.

5.	The Fund and the Adviser each agrees that the URL indicated on each Summary Prospectus will lead contract owners directly to the web page used for hosting Summary Prospectuses, and that such web page will contain the current Fund documents required to be posted in compliance with Rule 498.

6.	The Company represents and warrants that it will comply with the provisions of Rule 498 (c)(1), (c)(2) and (f)(2).

7.	The Fund and the Adviser represent and warrant that they will be responsible for compliance with the provisions of Rule 498(f)(1) involving contract owner requests for additional Fund documents made directly to the Fund, the Adviser or one of their affiliates.

8.	The Company represents and warrants that it will respond to requests for additional Fund documents made by contract owners directly to the Company or one of its affiliates.

9.	Company represents and warrants that any bundling of Summary Prospectuses and Statutory Prospectuses will be done in compliance with Rule 498.

10.	If the Fund determines that it will end its use of the Summary Prospectus delivery option, the Fund and the Adviser will provide the Company with at least 60 days’ advance notice of its intent.

11.	The parties agree that all other provisions of the Participation Agreement, including the Indemnification provisions, will apply to the terms of this Amendment, as applicable.

12.	The parties agree that the Company is not required to distribute Summary Prospectuses to its contract owners, but rather use of the Summary Prospectus will be at the discretion of the Company. The Company agrees that it will give the Fund and the Adviser sufficient notice of its intended use of the Summary Prospectuses or the Statutory Prospectus.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

Dated as of May 1, 2015.

AllianceBernstein L.P.

By:	/s/ Emilie D. Wrapp
Name:	Emilie D. Wrapp
Title:	Assistant Secretary

AllianceBernstein Investments, Inc.

By:	/s/ Stephen J. Laffey
Name:	Stephen J. Laffey
Title:	Assistant Secretary

Annuity Investors Life Insurance Company

By:	/s/ John P. Gruber
Name:	John P. Gruber
Title:	Senior Vice President